Exhibit 99.1

Resignation of Chief Financial Officer and Transition Plan for Genius Group Ltd

On November 2, 2023, the Company’s Chief Financial Officer (“CFO”), Erez Simha, provided notices that he will resign from his position at Genius Group Ltd effective December 1, 2023 to pursue other business interests. Mr. Simha’s resignation is not because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices, including accounting principles and practices.

Jeremy Harris will become the Company’s Interim CFO until a new permanent CFO is appointed. Jeremy Harris previously served as Genius Group’s CFO from 2020 until 2022 and has over 25 years’ experience as an accountant and business advisor.

Jeremy is currently a Director and the CFO of Entrepreneur Resorts Ltd (“ERL”) and he is stepping down from his position as ERL CFO for the duration of his tenure at the Company.